UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 26, 2019

WELLCARE HEALTH PLANS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-32209	47-0937650
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8735 Henderson Road, Renaissance One Tampa, Florida	33634
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (813) 290-6200

Not Applicable.

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

On March 26, 2019, WellCare Health Plans, Inc., a Delaware corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Centene Corporation, a Delaware corporation (“Centene”), Wellington Merger Sub I, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Centene (“Merger Sub I”), and Wellington Merger Sub II, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Centene (“Merger Sub II”), providing for (i) the merger of Merger Sub I with and into the Company (the “First Merger”), with the Company continuing as the surviving corporation of the First Merger and a direct, wholly owned subsidiary of Centene (the “Surviving Corporation”), and (ii) immediately after the effective time of the First Merger (the “First Effective Time”), the merger of the Surviving Corporation with and into Merger Sub II (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub II continuing as the surviving corporation of the Second Merger and a direct, wholly owned subsidiary of Centene. Capitalized terms used herein but not otherwise defined have the meaning set forth in the Merger Agreement.

On the terms and subject to the conditions set forth in the Merger Agreement, at the First Effective Time, each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the First Effective Time (other than any shares of Company Common Stock owned by the Company, any shares of Company Common Stock owned by Centene, Merger Sub I, Merger Sub II, and any shares of Company Common Stock as to which appraisal rights have been properly exercised) will be automatically canceled and converted into the right to receive (i) 3.38 (such ratio, as may be adjusted, the “Exchange Ratio”) validly issued, fully paid and nonassessable shares of the common stock, par value $0.001 per share, of Centene (“Centene Common Stock”) and (ii) $120.00 in cash, without interest (the “Per-Share Cash Amount” and collectively, the “Merger Consideration”).

At the First Effective Time, each outstanding Company restricted stock unit (each, an “RSU”) that was granted in or prior to 2017 and each outstanding RSU held by a non-employee director (regardless of when granted), whether vested or unvested, will be cancelled and converted into the right to receive the Merger Consideration. Additionally, at the First Effective Time, each other outstanding RSU, whether vested or unvested, will be converted into a restricted stock unit relating to a number of shares of Centene Common Stock equal to the number of shares of Company Common Stock subject to the RSU multiplied by the sum of (i) the Exchange Ratio, plus (ii) the quotient of the Per-Share Cash Amount divided by the volume weighted average sale price of Centene Common Stock for the ten (10) full consecutive trading days ending on and including the business day prior to the First Effective Time (the “Stock Award Exchange Ratio”) and otherwise subject to the same terms and conditions (including the vesting schedule and termination-related vesting provisions) applicable immediately prior to the First Effective Time.

At the First Effective Time, each outstanding Company performance stock unit (“PSU”) that was granted in or prior to 2017, whether vested or unvested, will be cancelled and converted into the right to receive the Merger Consideration, with any outstanding performance criteria with respect to such PSUs measured at the First Effective Time based on actual performance through the First Effective Time. Further, at the First Effective Time, each other outstanding PSU, whether vested or unvested, will be converted into a restricted stock unit subject to the same terms and conditions (including the time-based vesting schedule and termination-related vesting provisions applicable immediately prior the First Effective Time, provided that the performance-based vesting conditions will no longer apply), and relating to a number of shares of Centene Common Stock equal to the Stock Award Exchange Ratio multiplied by (i) for PSUs subject to total shareholder return performance criteria granted in 2018 or thereafter and for each other PSU granted in 2018, a number of shares of Company Common Stock determined based on actual performance through the First Effective Time and (ii) for each other PSU granted in 2019 or thereafter, a number of shares of Company Common Stock based on the achievement of the applicable performance metrics at the target level of performance.

In the Merger Agreement, Centene has agreed to take all actions necessary to (i) cause two individuals, jointly selected by Centene and the Company, serving on the Company Board immediately prior to the First Effective Time, to be appointed as members of the Centene board of directors and (ii) appoint one such director to the nominating and governance committee of the Centene board of directors.

The consummation of the First Merger is subject to certain conditions, including the adoption of the Merger Agreement by the Company’s stockholders, the approval of the issuance of the shares of Centene Common Stock forming part of the Merger Consideration, as required by the listing standards of the New York Stock Exchange (the “Centene Stock Issuance”), by Centene’s stockholders, the approval for listing on the New York Stock Exchange of the shares of Centene Common Stock to be issued in connection with the First Merger, the receipt of U.S. federal antitrust clearance and certain other required regulatory approvals, the absence of any law or order prohibiting the consummation of the Mergers or the Centene Stock Issuance, the effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”) by Centene for the registration of the Centene Stock Issuance under the Securities Act of 1933 (the “Securities Act”), the absence of a material adverse effect on the Company or Centene, and other conditions customary for a transaction of this type.

The Company and Centene each made customary representations, warranties and covenants in the Merger Agreement, including covenants by the Company and Centene to conduct their respective businesses in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the First Merger.

The Merger Agreement contains restrictions on the Company’s and Centene’s ability to solicit competing acquisition proposals, subject to certain exceptions designed to allow the respective boards of directors of the Company and Centene to fulfill their fiduciary duties.

The Merger Agreement contains certain termination rights for both the Company and Centene, including (a) if the Mergers are not consummated on or before the “outside date” of March 26, 2020 (subject to extension to August 26, 2020 under certain circumstances), (b) if the required approval of the Company stockholders or Centene stockholders is not obtained, (c) subject to compliance with certain terms of the Merger Agreement, in order to enter into a definitive agreement with respect to a superior proposal, (d) if the other party willfully breaches its nonsolicitation obligations in the Merger Agreement, (e) if the other party materially breaches its representations, warranties or covenants and fails to cure such breach, (f) if any law or order prohibiting the Mergers or the Centene Stock Issuance has become final and non-appealable or (g) if the board of directors of the other party changes its recommendation.

In the event of a termination of the Merger Agreement under certain circumstances, the Company or Centene may be required to pay a termination fee to the other as follows.

The Company will be required to pay Centene (i) a termination fee of $507,658,910, which increases to $609,190,692 if such termination occurs after May 10, 2019, in connection with the acceptance by the Company of a superior proposal or a change of recommendation related thereto, (ii) a termination fee of $640,431,240 if the board of directors of the Company changes its recommendation in connection with an intervening event, (iii) a termination fee of $609,190,692 in the event the Company willfully breaches its nonsolicitation obligations in the Merger Agreement or (iv) a termination fee of $171,823,016 if the required vote of the Company’s stockholders is not obtained. In addition, if an acquisition proposal is made for the Company, the Merger Agreement is later terminated under certain circumstances and within twelve months after termination the Company enters into an agreement to sell more than 50% of its capital stock or assets, the Company will be required to pay Centene a termination fee of $609,190,692, less any termination fee paid pursuant to clause (iv) above.

Centene will be required to pay the Company (i) a termination fee of $756,826,826, which increases to $908,192,191 if such termination occurs after May 10, 2019, in connection with the acceptance by Centene of a superior proposal or a change of recommendation related thereto, (ii) a termination fee of $954,766,149 if the board of directors of Centene changes its recommendation in connection with an intervening event, (iii) a termination fee of $908,192,191 in the event Centene willfully breaches its nonsolicitation obligations in the Merger Agreement or (iv) a termination fee of $256,156,772 if the required vote of Centene’s stockholders is not obtained. In addition, if an acquisition proposal is made for Centene, the Merger Agreement is later terminated under certain circumstances and within twelve months after termination Centene enters into an agreement to sell more than 50% of its capital stock or assets, Centene will be required to pay the Company a termination fee of $908,192,191, less any termination fee paid pursuant to clause (iv) above.

In the event the Merger Agreement is terminated (i) as a result of the failure of the Mergers to occur on or before the outside date (as it may be extended) due to the failure to achieve U.S. federal antitrust clearance or the other required regulatory approvals or (ii) as a result of a law or order prohibiting the Mergers or the Centene Stock Issuance becoming final and non-appealable that relates to antitrust or other specified regulatory approvals, then, under certain circumstances, Centene will be required to pay the Company a termination fee of $546,709,595.

The foregoing description of the Merger Agreement, the Mergers and the transactions contemplated thereby is not complete and is subject to, and qualified in its entirety by reference to, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference in its entirety. The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or Centene. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the Merger Agreement; are subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and are subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement may be subject to important qualifications and limitations agreed to by Centene and the Company in connection with the negotiated terms of the Merger Agreement. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement. Further, the Merger Agreement should not be read alone but instead should be read in conjunction with the other information regarding the Merger Agreement, the Mergers, the Company, Centene, their respective affiliates and their respective businesses that will be contained in, or incorporated by reference into, the registration statement on Form S-4 and the joint proxy statement included therein that will be filed with the SEC, as well as in the Forms 10-K, Forms 10-Q and other filings that the Company or Centene may file with the SEC.

Item 7.01.	Regulation FD Disclosure.

On March 27, 2019, the Company and Centene issued a joint press release announcing the entry into the Merger Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The information under this Item 7.01 along with Exhibit 99.1 attached hereto are being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor shall it be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing. The furnishing of Exhibit 99.1 attached hereto is not intended to constitute a determination by the Company that the information is material or that the dissemination of the information is required by Regulation FD.

Item 9.01	Financial Statements and Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of March 26, 2019, by and among Centene Corporation, WellCare Health Plans, Inc., Wellington Merger Sub I, Inc. and Wellington Merger Sub II, Inc.*

99.1	Press Release, dated March 27, 2019

*	Schedules have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S-K. A copy of any omitted schedule will be furnished to the Securities and Exchange Commission upon request.

Cautionary Statement on Forward-Looking Statements

All statements, other than statements of current or historical fact, contained in this communication are forward-looking statements. Without limiting the foregoing, forward-looking statements often use words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “seek,” “target,” “goal,” “may,” “will,” “would,” “could,” “should,” “can,” “continue” and other similar words or expressions (and the negative thereof). We intend such forward-looking statements to be covered by the safe-harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe-harbor provisions. In particular, these statements include, without limitation, statements about our future operating or financial performance, market opportunity, growth strategy, competition, expected activities in completed and future acquisitions, including statements about the impact of Centene Corporation’s (“Centene”) proposed acquisition of WellCare Health Plans, Inc. (“WellCare”) (the “Centene Transaction”), investments and the adequacy of our available cash resources.

These forward-looking statements reflect our current views with respect to future events and are based on numerous assumptions and assessments made by us in light of our experience and perception of historical trends, current conditions, business strategies, operating environments, future developments and other factors we believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties and are subject to change because they relate to events and depend on circumstances that will occur in the future, including economic, regulatory, competitive and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions.

All forward-looking statements included in this filing are based on information available to us on the date of this communication. Except as may be otherwise required by law, we undertake no obligation to update or revise the forward-looking statements included in this communication, whether as a result of new information, future events or otherwise, after the date of this filing. You should not place undue reliance on any forward-looking statements, as actual results may differ materially from projections, estimates, or other forward-looking statements due to a variety of important factors, variables and events including, but not limited to, the following: (i) the risk that regulatory or other approvals required for the Centene Transaction may be delayed or not obtained or are obtained subject to conditions that are not anticipated that could require the exertion of management’s time and our resources or otherwise have an adverse effect on WellCare; (ii) the risk that Centene’s stockholders do not approve the issuance of shares of Centene common stock in the Centene Transaction; (iii) the risk that WellCare’s stockholders do not adopt the merger agreement; (iv) the possibility that certain conditions to the consummation of the Centene Transaction will not be satisfied or completed on a timely basis and accordingly the Centene Transaction may not be consummated on a timely basis or at all; (v) uncertainty as to the expected financial performance of the combined company following completion of the Centene Transaction; (vi) the possibility that the expected synergies and value creation from the Centene Transaction will not be realized, or will not be realized within the expected time period; (vii) the exertion of management’s time and our resources, and other expenses incurred and business changes required, in connection with complying with the undertakings in connection with any regulatory, governmental or third party consents or approvals for the Centene Transaction; (viii) the risk that unexpected costs will be incurred in connection with the completion and/or integration of the Centene Transaction or that the integration of WellCare will be more difficult or time consuming than expected; (ix) the risk that potential litigation in connection with the Centene Transaction may affect the timing or occurrence of the Centene Transaction or result in significant costs of defense, indemnification and liability; (x) a downgrade of the credit rating of WellCare’s indebtedness, which could give rise to an obligation to redeem existing indebtedness; (xi) unexpected costs, charges or expenses resulting from the Centene Transaction; (xii) the possibility that competing offers will be made to acquire Centene; (xiii) the inability to retain key personnel; (xiv) disruption from the announcement, pendency and/or completion of the Centene Transaction, including potential adverse reactions or changes to business relationships with customers, employees, suppliers or regulators, making it more difficult to maintain business and operational relationships; and (xv) the risk that, following the Centene Transaction, the combined company may not be able to effectively manage its expanded operations.

Additional factors that may cause actual results to differ materially from projections, estimates, or other forward-looking statements include, but are not limited to, the following: (i) WellCare’s progress on top priorities such as integrating care management, advocating for our members, building advanced relationships with providers and government partners, ensuring a competitive cost position, and delivering prudent, profitable growth, (ii) WellCare’s ability to effectively identify, estimate and manage growth, (iii) the ability to achieve accretion to WellCare’s earnings, revenues or other benefits expected, (iv) disruption to business relationships, operating results, and business generally of WellCare, (v) potential reductions in Medicaid and Medicare revenue, (vi) WellCare’s ability to estimate and manage medical benefits expense effectively, including through its vendors, (vii) WellCare’s ability to negotiate actuarially sound rates, especially in new programs with limited experience, (viii) WellCare’s ability to improve healthcare quality and access, (ix) the appropriation and payment by state governments of Medicaid premiums receivable, (x) the outcome of any protests and litigation related to Medicaid awards, (xi) the approval of Medicaid contracts by the Centers for Medicare & Medicaid Services, (xii) any changes to the programs or contracts, (xiii) WellCare’s ability to address operational challenges related to new business and (xiv) WellCare’s ability to meet the requirements of readiness reviews.

This list of important factors is not intended to be exhaustive. We discuss certain of these matters more fully, as well as certain other factors that may affect our business operations, financial condition and results of operations, in our filings with the Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K. Due to these important factors and risks, we cannot give assurances with respect to our future performance, including without limitation our ability to maintain adequate premium levels or our ability to control our future medical and selling, general and administrative costs.

Important Additional Information and Where to Find It

In connection with the Centene Transaction, Centene intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”), which will include a prospectus with respect to the shares of Centene’s common stock to be issued in the Centene Transaction and a joint proxy statement for Centene’s and WellCare’s respective stockholders (the “Joint Proxy Statement”). Each of Centene and WellCare will send the Joint Proxy Statement to its stockholders and may file other documents regarding the Centene Transaction with the SEC. This communication is not a substitute for the Registration Statement, the Joint Proxy Statement or any other document that Centene or WellCare may send to their respective stockholders in connection with the Centene Transaction. INVESTORS AND SECURITY HOLDERS OF CENTENE AND WELLCARE ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT

INFORMATION ABOUT CENTENE, WELLCARE, THE CENTENE TRANSACTION AND RELATED MATTERS. Investors and security holders of Centene and WellCare will be able to obtain free copies of the Registration Statement, the Joint Proxy Statement and other documents (including any amendments or supplements thereto) containing important information about Centene and WellCare once those documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Centene and WellCare make available free of charge at www.centene.com and www.ir.wellcare.com, respectively, copies of materials they file with, or furnish to, the SEC.

Participants In The Solicitation

Centene, WellCare and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Centene and WellCare in connection with the Centene Transaction.

Information about the directors and executive officers of Centene is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 19, 2019, its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 8, 2019, and on its website at www.centene.com.

Information about the directors and executive officers of WellCare is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2018, which was filed with the SEC on February 12, 2019, its proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on April 9, 2018, and on its website at www.ir.wellcare.com.

Investors may obtain additional information regarding the interest of such participants and a description of their direct and indirect interests, by security holdings or otherwise, by reading the Registration Statement, the Joint Proxy Statement and other materials to be filed with the SEC in connection with the Centene Transaction when they become available. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and from the websites of Centene or WellCare as described above.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

March 27, 2019	WELLCARE HEALTH PLANS, INC.

	By:	/s/ Anat Hakim
	Name:	Anat Hakim
	Title:	Executive Vice President, General Counsel and Secretary